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                           March 8, 2024

       Marcio Souza
       Chief Executive Officer
       Praxis Precision Medicines, Inc.
       99 High Street, 30th Floor
       Boston, MA 02110

                                                        Re: Praxis Precision
Medicines, Inc.
                                                            Registration
Statement on Form S-3
                                                            Filed March 5, 2024
                                                            File No. 333-277656

       Dear Marcio Souza:

              This is to advise you that we have not reviewed and will not review your registration statement.

               Please refer to Rules 460 and 461 regarding requests for acceleration. We remind you that the company and its management are responsible for the accuracy and adequacy of their disclosures, notwithstanding any review, comments, action or absence of action by the staff.

                                                        Please contact Jessica
Dickerson at 202-551-8013 with any questions.




                           Sincerely,


                           Division of Corporation Finance

                           Office of Life Sciences
       cc:                                              Jennifer A. Yoon, Esq.